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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☒	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	McCoy, Robert L. (Last) (First) (Middle)		Krispy Kreme Doughnuts, Inc. (KKD)

	4810 Culbreath Isles Road	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			February 2, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Tampa, FL 33629 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		08/29/02				J(1)		664,400	D	N/A		378,071		I		(2)

	Common Stock		12/09/02				S		1,000	D	37.80				I		(3)

	Common Stock		12/31/02				J(4)						0				(4)

	Common Stock												110,112		I		(5)

	Common Stock												340,000		I		(6)

	Common Stock												50,800		I		(7)

	Common Stock												680		D

	Common Stock												156,000		I		(8)

	Common Stock		01/10/03				G		4,000	D	N/A		397,840		I		(9)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) Transferred by the B.L. McCoy, Jr. Revocable Trust, a trust of which Mr. McCoy is a co-trustee, to a trust of which Mr. McCoy does not hold a pecuniary interest, pursuant to a court order.

(2) Held by the B.L. McCoy, Jr. Revocable Trust, a trust of which Mr. McCoy is a co-trustee. Does not include 72,329 shares transferred to BLM Investment Corp., a corporation of which Mr. McCoy owns 51% of the outstanding common stock. Includes 125,000 shares subject to a forward equity contract previously disclosed on a Form 4 filed December 12, 2002. See Note (5) below.

(3) Sale by Julie Ann McCoy Trust. See Note (4) below.

(4) Transferred 37,200 shares held by the Wiliam Robert McCoy Trust, 36,600 shares held by the Julie Ann McCoy Trust, 37,400 shares held by the Robert Bailey McCoy Trust, 37,400 shares held by the Sarah Elizabeth McCoy Trust, 37,400 shares held by the Lisa Michelle McCoy Trust, and 37,400 shares held by the Michael Phillip McCoy Trust, which were previously included in the reporting person’s prior ownership reports, to a management trust in which Mr. McCoy does not hold a pecuniary interest.

(5) Held by BLM Investment Corp, a corporation of which Mr. McCoy owns 51% of the outstanding common stock. Mr. McCoy disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. 72,329 of these shares were transferred from the B.L. McCoy, Jr. Revocable Trust, a trust of which Mr. McCoy is a co-trustee. See Note (2) above.

(6) Held by R&P Six Limited Partnership, a partnership of which Mr. McCoy is a general partner.

(7) Held by the Patricia B. McCoy Revocable Trust, a trust of which Mr. McCoy’s spouse is the sole trustee.

(8) Held by R&P 6 Investment Corp., a corporation of which Mr. McCoy is the sole shareholder.

(9) Held by the Robert L. McCoy Revocable Trust, a trust of which Mr. McCoy is the sole trustee.

/s/ Robert L. McCoy **Signature of Reporting Person	03-20-03 Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.